UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January 2019

Commission file number 1-14542

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

(Translation of registrant’s name into English)

Bermuda

(Jurisdiction of incorporation or organization)

7/FL. B, No. 132

Min-Sheng East Road, Sec. 3

Taipei, 105, Taiwan

Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On August 28, 2018, the Registrant issued a press release, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

This Form 6-K/A is filed to correct a clerical error in the Registrant’s filing on Form 6-K effective January 11, 2019.

(c)	Exhibit 99.1 Press Release, dated August 28, 2018

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASIA PACIFIC WIRE & CABLE

CORPORATION LIMITED

By: /s/ Ivan Hsia

Name: Ivan Hsia

Title: Chief Financial Officer

Date: January 15, 2019